Filed by Visa Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Visa Inc.

Commission File No.: 001-33977

News Release

Visa Announces Expiration and Results of Exchange Offer for Class B-1 Common Stock

SAN FRANCISCO – May 6, 2024 – Visa (NYSE:V) today announced that its Exchange Offer for Class B-1 common stock expired on May 3, 2024. The Exchange Offer allowed each participating holder of Class B-1 common stock to exchange their shares of Class B-1 common stock for a combination of Visa’s Class B-2 common stock, Visa’s Class C common stock and, where applicable, cash in lieu of fractional shares.

Today, Visa has accepted 240,677,470 shares of Class B-1 common stock tendered in the Exchange Offer. Based on the number of shares that were tendered, Visa will issue in exchange:1

•	120,338,683 shares of Class B-2 common stock;

•	47,759,832 shares of Class C common stock; and

•	in lieu of issuing fractional shares, Visa will pay cash based on the reported closing Class A common stock price on the NYSE as of the expiration date of $268.49.

The accepted stock represents 98 percent of outstanding Class B-1 shares. Settlement of the exchange will be made promptly.

About Visa

Visa (NYSE: V) is a world leader in digital payments, facilitating transactions between consumers, merchants, financial institutions and government entities across more than 200 countries and territories. Our mission is to connect the world through the most innovative, convenient, reliable and secure payments network, enabling individuals, businesses and economies to thrive. We believe that economies that include everyone everywhere, uplift everyone everywhere and see access as foundational to the future of money movement. Learn more at Visa.com.

Additional Information and Where to Find It

The Exchange Offer was made solely by the Prospectus. Visa has also filed with the SEC a Schedule TO, which contains important information about the Exchange Offer. Copies of the Prospectus, the Registration Statement, the Schedule TO, the Letter of Transmittal and other related documents, and any other information that Visa files electronically with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov.

Visa has engaged Equiniti Trust Company, LLC and D.F. King & Co., Inc. to act respectively as exchange agent and information agent for the Exchange Offer. To obtain copies of the Prospectus, the Letter of Transmittal and other related documents and for questions about the terms of the Exchange Offer, you may contact the Information Agent toll-free at (800) 628-8509 (for stockholders) or collect at (212) 269-5550 (for brokers).

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As of the expiration date, the applicable Conversion Rate for the Class B-1 common stock and Class C common stock was 1.5875 shares of Class A common stock and 4 shares of Class A common stock, respectively.

Forward-Looking Statements

This communication contains forward-looking statements that relate to, among other things, the consummation of the Exchange Offer. Forward-looking statements generally are identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “projects,” “outlook,” “could,” “should,” “will,” “continue” and other similar expressions. All statements other than statements of historical fact could be forward-looking statements, which speak only as of the date they are made, are not guarantees of future events and are subject to certain risks, uncertainties and other factors, many of which are beyond Visa’s control and are difficult to predict. Except as required by law, Visa does not intend to update or revise any forward-looking statements as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Exchange Offer or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Contacts:

Investor Relations: Jennifer Como, 650-432-7644, InvestorRelations@visa.com

Media Relations: Fletcher Cook, 650-432-2990, Press@visa.com

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